                                                     EXHIBIT "E"

                              [BIOVAIL LETTERHEAD]


                                           CONTACT:   Eugene Melnyk
                                                      Chairman of the Board
                                                      Kenneth Howling
                                                      Chief Financial Officer
                                                     (416) 285-6000


FOR IMMEDIATE RELEASE:

            * BIOVAIL SIGNS LATIN AMERICAN MARKETING AGREEMENT  WITH
                                GLAXO WELLCOME *

     TORONTO, Canada, May 5, 1998 - Biovail Corporation International (NYSE,
TSE: BVF) today announced that it has signed a licensing agreement with Glaxo Wellcome S.A. for the marketing of Biovail's controlled release generic version of Trental(R), (Pentoxifylline) in Argentina, Brazil and Mexico. Trental(R) is prescribed for the treatment of chronic peripheral arterial disease and generates annual sales in excess of $52 million in Latin America. Glaxo Wellcome has an option to market the product in seven additional Latin American markets.

     Eugene Melnyk, Chairman of the Board, commented, "Biovail continues to exploit its capability of successfully licensing its products in International markets. Latin America is currently one of the fastest growing pharmaceutical markets and Glaxo Wellcome's presence in Latin America is strong. The market dynamics are favorable and launch of the product is anticipated in the first half of 1999."

     Glaxo Wellcome is a research based company whose people are committed to fighting disease by bringing innovative medicines and services to patients throughout the world and the healthcare providers that serve them.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

                                 [RECYCLE LOGO]

                              [BIOVAIL LETTERFOOT]